Exhibit 99.1

Mangoceuticals Announces Business Combination Agreement with Nuclea Energy Inc. to Advance Next-Generation Nuclear Microreactor Technology

Business Combination Agreement to Bring Nuclea’s Lead-Cooled Morpheus Microreactor to the Public Markets Amid Surging Power Demand from AI and Data Centers

DALLAS, TEXAS – July 30, 2026 - Mangoceuticals, Inc. (NASDAQ: MGRX) (“Mangoceuticals” or the “Company”) today announced that it has entered into a definitive business combination agreement (the “Agreement”) with Nuclea Energy Inc. (“Nuclea”), an advanced nuclear technology company founded in August 2023 and headquartered in Mississauga, Ontario, developing the Morpheus microreactor, a lead-cooled, factory-built micro-modular reactor. Nuclea is advancing its Morpheus nuclear reactor from the current design stage through an 18-month development roadmap toward regulatory and commercial readiness.

Pursuant to the terms of the Agreement, a newly formed subsidiary of Mangoceuticals will amalgamate with Nuclea, with the resulting company continuing as an indirect wholly owned subsidiary of Mangoceuticals. In connection with the amalgamation, holders of Nuclea common shares will receive exchangeable shares of a Mangoceuticals subsidiary (the “Exchangeable Shares”), exchangeable on a one-for-one basis for shares of Mangoceuticals common stock and carrying economic and voting rights intended to be substantially equivalent to those of Mangoceuticals common stock, subject to the Nasdaq Cap (as described below).

“The scale of capital being committed to power the AI build-out is enormous, and we believe advanced nuclear and microreactors will be a critical part of how that demand is met. Nuclea brings a differentiated, inherently safe reactor design, a strong technical and regulatory team, and a clear roadmap to commercialization, and we are excited to bring this opportunity to our shareholders,” said Jacob Cohen, Chief Executive Officer of Mangoceuticals, Inc.

Electricity demand in the United States is projected to rise sharply after two decades of being largely flat, driven substantially by the build-out of artificial intelligence infrastructure and hyperscale data centers, as well as electrification and the reshoring of domestic manufacturing. The Company believes nuclear power is one of the few proven, scalable technologies capable of delivering the continuous, carbon-free baseload electricity this demand requires, and that advanced microreactors are particularly well suited to serve data centers, defense installations, and remote or off-grid sites that cannot be efficiently served by the grid or by intermittent renewable generation.

The advanced nuclear and microreactor sector is benefiting from significant U.S. policy tailwinds that are accelerating licensing pathways and unlocking substantial government support. The bipartisan ADVANCE Act (signed into law in July 2024) (DOE announcement; Pub. L. 118-67) specifically directs the Nuclear Regulatory Commission to develop performance-based, risk-informed guidance and strategies for licensing and regulating microreactors within 18 months (NRC page), while also reducing fees for advanced reactor applicants, authorizing prizes for first movers, and streamlining reviews at brownfield and DOE sites (Senate summary). Complementing this, the Department of Energy has made available significant capital, including a re-issued $900 million solicitation focused on commercial deployment of American-made small modular reactors (with up to $800 million earmarked for first-mover utility-vendor-constructor teams) (DOE $900M solicitation) and ongoing support through its Microreactor Program for R&D, testing infrastructure (such as MARVEL and MAGNET) (DOE Microreactor Program; MARVEL page), and related initiatives under the broader Office of Nuclear Energy budget. These federal measures, alongside growing state-level nuclear development funds and executive emphasis on nuclear power to meet surging AI and data-center demand (White House EO – Deploying Advanced Nuclear Reactor Technologies for National Security; DOE Fact Sheet), are creating a more favorable environment for early-stage developers to advance designs toward commercialization.

Nuclea’s Morpheus microreactor is a lead-cooled, graphite-moderated design in the conceptual design stage, scalable from approximately 3.5 MWe to 50 MWe of output. The design incorporates several inherent safety characteristics associated with lead coolant, including a high boiling point that provides a substantial thermal margin, near-atmospheric operating pressure, passive natural-convection cooling that does not require pumps, and the absence of water or steam within the reactor. Nuclea has also developed a proprietary, patent-pending annular fuel configuration designed to extend the reactor’s refueling cycle to up to 5 years, well beyond the industry standard of 1.5 years. The reactor is designed to be factory-fabricated and transportable via standard rail and road shipping methods (approximately 3m³ core module), and Nuclea has identified potential use cases across data centers, defense and military installations, remote mining operations, and remote communities currently reliant on diesel generation.

The Company believes Nuclea is positioned to benefit from several tailwinds specific to advanced nuclear, including growing hyperscaler and government interest in on-site and co-located power for data centers, the potential for factory-built and transportable reactors to shorten construction timelines and reduce capital costs relative to conventional nuclear plants, and increasing policy support for domestic advanced reactor licensing and deployment.

“This agreement gives Nuclea a faster path to the public markets at a defining moment for our industry. Demand for continuous, carbon-free power is accelerating, and microreactors are built to serve the data centers, defense installations and remote sites that the grid cannot efficiently reach. As a public company, we will have the capital access and visibility to advance Morpheus toward first-of-a-kind delivery and to execute on our commercialization roadmap,” said Josef Freundorfer, Chief Executive Officer of Nuclea Energy Inc.

The closing of the transaction is expected to occur prior to receipt of the Required Approvals (as defined below). Until such time as both (i) Mangoceuticals stockholder approval and (ii) Nasdaq approval of the initial listing application (collectively, the “Required Approvals”) have been obtained, the aggregate economic rights, voting rights and exchange rights attributable to the Exchangeable Shares, together with any Mangoceuticals common stock issued in connection with the transaction, will be limited by a cap equal to 19.99% of the outstanding Mangoceuticals common stock immediately prior to closing (the “Nasdaq Cap”). No Exchangeable Shareholder will be entitled to receive, exercise or realize any economic, voting or exchange rights in excess of the Nasdaq Cap until the Required Approvals have been obtained. Following receipt of the Required Approvals, the Exchangeable Shares will provide holders with the full economic, voting and exchange rights contemplated by the Agreement, and Mangoceuticals will take all actions necessary to permit the issuance and realization of all rights previously restricted by the Nasdaq Cap.

The transaction is intended to provide Nuclea with a public listing on Nasdaq to support the continued development and commercialization of its advanced nuclear technology, and to give current Mangoceuticals’ shareholders exposure to the advanced nuclear sector at a time when demand for reliable, carbon-free electricity is accelerating.

The transaction has been approved by the Boards of Directors of both Mangoceuticals and Nuclea. Because the number of shares issuable in the transaction would exceed 19.99% of Mangoceuticals’ outstanding common stock, completion of the transaction requires Mangoceuticals stockholder approval under applicable Nasdaq rules. Following the initial closing, Mangoceuticals intends to file a registration statement on Form S-4 with the U.S. Securities and Exchange Commission (the “SEC”), which will include a proxy statement to solicit stockholder approval for the issuance of Mangoceuticals common stock in excess of the Nasdaq Cap and other related proposals.

Joseph Gunnar & Co., LLC is serving as the exclusive financial advisor for the transaction.

For more information and to review a copy of the signed Agreement, please refer to the Form 8-K as filed by the Company with the SEC concurrent with this press release at www.SEC.gov.

About Nuclea Energy Inc.

Nuclea Energy Inc. is a development-stage advanced nuclear technology company headquartered in Mississauga, Ontario, developing the Morpheus microreactor, a lead-cooled, graphite-moderated micro-modular reactor designed to be factory-built, transportable and scalable from approximately 3.5 MWe to 50 MWe. Nuclea’s business model centers on acting as a technology integrator and intellectual property holder: the company focuses on the proprietary reactor core, including its non-pressurized reactor vessel, internal fuel channel assemblies and lead coolant systems, while partnering with third parties for power conversion and balance-of-plant components. The company is pursuing regulatory pathways in Canada through the CNSC Vendor Design Review process and in the United States through NRC Standard Design Approval and has conducted preliminary pre-application engagements consistent with its capital-efficient approach to development. Nuclea is targeting applications across data centers, defense installations, remote industrial operations and off-grid communities. For more information about Nuclea Energy, please visit https://www.nuclea.energy/.

Leadership, Board of Directors and Advisory Board

Nuclea’s leadership team combines operational, technical, financial and strategic expertise. Josef Freundorfer serves as Chief Executive Officer and is also President of Nuclear Potential Canada, bringing leadership experience in operations, engineering and project management together with nuclear advocacy. Sagar Sanghera, Co-Founder, Chairman and President, drives strategy and partnerships with a background spanning AgTech, defense and banking technology sectors. Anna Skowron, Chief Financial Officer, is a licensed CPA with more than 14 years of experience in financial reporting, compliance, corporate governance and capital markets. Dr. Eleodor Nichita, Co-Founder and Head of Reactor Design, is an award-winning reactor physics expert, Associate Professor at Ontario Tech University and former President of the Canadian Nuclear Society. The Board of Directors includes independent directors Dr. Subhash Paluru, a former Acting Deputy Assistant Secretary at the U.S. Department of Energy with expertise in grid modernization and cybersecurity; John McVey, a seasoned leader with over 35 years in the mining and energy sectors including senior roles at SNC-Lavalin and Ultra Safe Nuclear; Magaly Bianchini, an experienced public company director with a background in real estate, construction and renewable energy; and George Kovalyov, a Chartered Professional Accountant with extensive public markets and corporate finance experience. Nuclea’s advisory board further strengthens its regulatory and technical capabilities, including Jay Patel, a former U.S. Nuclear Regulatory Commission specialist in nuclear safety and licensing; Dr. Michael Binder, former President and CEO of the Canadian Nuclear Safety Commission from 2008 to 2018; Alnoor Bhaloo, a veteran nuclear consultant with leadership roles at ENEC, OPG and NB Power; Bilal Cheema, a policy advisor with experience counseling federal ministers and advancing Indigenous partnerships; and Suraj Persaud, Lead Consultant at Nuclear Materials Degradation Consulting, Associate Professor at Queen’s University and UNENE Research Chair specializing in corrosion control for small modular reactors.

About Mangoceuticals, Inc.

Mangoceuticals, Inc., through its subsidiary Mango and Peaches Corp., and its brand, MangoRx, is continued to be focused on developing a variety of men’s health and wellness products and services via a secure telemedicine platform. To date, the Company currently offers pharmaceutical-based products specifically related to the treatments of erectile dysfunction, hair growth, hormone replacement therapies, and weight management. Interested consumers can use MangoRx’s telemedicine platform for a smooth experience. Prescription requests will be reviewed by a licensed medical provider and, if approved, fulfilled and discreetly shipped through MangoRx’s partner compounding pharmacy and right to the patient’s doorstep. To learn more about MangoRx’s mission and other products, please visit www.MangoRx.com.

Additional Information

In connection with the proposed transaction, Mangoceuticals intends to file relevant materials with the SEC, including a registration statement containing a proxy statement in connection with the stockholder approval described above. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE PROXY STATEMENT AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE, AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov, or by directing a request to Mangoceuticals.

Participants in the Solicitation

Mangoceuticals, Nuclea and their respective directors, executive officers and other members of management and employees may, under SEC rules, be deemed to be participants in the solicitation of proxies from Mangoceuticals’ stockholders in connection with the transaction. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of Mangoceuticals’ executive officers and directors in its most recent Annual Report on Form 10-K and other filings with the SEC. Additional information regarding the persons who may be deemed participants in the solicitation and their interests will be set forth in the proxy statement and other relevant materials when they become available.

No Offer or Solicitation

This communication is for informational purposes only and does not constitute an offer to sell or the solicitation of an offer to buy any securities, or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of applicable securities laws, including statements regarding the proposed transaction and its expected structure, timing and completion; the anticipated ownership percentages of Mangoceuticals following closing; the anticipated benefits of the transaction to Mangoceuticals’ stockholders; projected electricity demand; and the development, licensing, commercialization and performance of the Morpheus microreactor, which remains in the conceptual design stage. Forward-looking statements are based on current expectations and assumptions and are subject to significant risks and uncertainties, including the risk that the transaction may not be completed on the anticipated terms or timing, or at all; the ability to obtain required regulatory, Nasdaq and stockholder approvals; the ability to obtain nuclear licensing approvals; the availability of capital; and technology development risks. Actual results may differ materially from those expressed or implied. Neither Mangoceuticals nor Nuclea undertakes any obligation to update forward-looking statements except as required by law.

FOR INVESTOR RELATIONS

Nuclea Energy Inc.

CORE IR

ir@nuclea.energy

(437) 784-1600

Mangoceuticals, Inc.

investors@mangorx.com